Exhibit 99.2

Concord Medical Services Holdings Limited

(the "Company")

NOTICE OF Annual GENERAL MEETING

NOTICE is hereby given that an annual general meeting of the Company (the “Meeting”) will be held on December 29, 2025 at Room 26A1-26A5, East Tower, Hanwei Building, No. 7 Guanghua Road, Chaoyang District, Beijing, P.R. China at 10:00 A.M. (Beijing time). No proposal will be submitted for shareholder approval at the Meeting. Instead, the Meeting will be convened for shareholders who are entitled to vote to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 19, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the Meeting or any adjournment thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the Meeting and any adjournment or postponement thereof.

A shareholder entitled to attend the Meeting is entitled to appoint a proxy to attend on his/her behalf. A proxy need not be a shareholder of the Company. A form of proxy is attached.

To be valid, the form of proxy must be duly completed, signed and delivered (in the case of a corporation, the form of proxy should be given under such shareholder’s common seal or under the hand of an officer, attorney or other person duly authorised in writing to sign the same) to Room 26A1-26A5, East Tower, Hanwei Building, No. 7 Guanghua Road, Chaoyang District, Beijing, P.R. China for the attention of director Yang Jianyu or emailed to zhongchen.zhang@ccm.cn no later than the time for holding the Meeting or the adjourned meeting at which the proxy is to be used.

Shareholders and holders of American depositary shares of the Company may obtain a copy of the Company’s annual report on Form 20-F, containing the Company’s audited financial statements for the financial year ended December 31, 2024, from the Investor Relations section of the Company’s website at http://ir.ccm.cn or the website of the Securities and Exchange Commission at http://www.sec.gov.

By the Order of the Board of Directors, CONCORD MEDICAL SERVICES HOLDINGS LIMITED

/s/ Jianyu Yang
Chairman
Date: December 2, 2025